Exhibit 99.5

FORM 62-103F3
REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

This report is being filed to amend information disclosed in an earlier report dated May 10, 2013.

 Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The report relates to common shares ("Common Shares") in the capital of Catalyst Paper Corporation ("Catalyst") with its head office at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

This report pertains to a letter entered into on May 20, 2016, among Kejriwal Group International ("KGI"), Mudrick Capital Management, LP, as investment advisor to certain funds and other accounts, Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., and certain funds managed or controlled by Stonehill Capital Management, LLC (the "Principal Stakeholders" and together with KGI, the "Parties") outlining the indicative terms of a potential acquisition of Catalyst (the "Acquisition Letter").

Item 2 – Identity of the Eligible Institutional Investor

  2.1 State the name and address of the eligible institutional investor.

Mudrick Capital Management, LP ("MCM"),
as investment advisor to certain funds and other accounts (the "Accounts")
527 Madison Avenue, 6th Floor
New York, NY 10022, U.S.A.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

May 20, 2016.

2.3	State the name of any joint actors.

Not applicable.

2.4 State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

MCM is an eligible institutional investor pursuant to section 1.1(1) of NI 62-103, and is eligible to file reports under Part 4 of NI 62-103 in respect of Catalyst.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since the last report dated May 10, 2013, MCM, through the Accounts, acquired a total of 288,000 Common Shares representing an increase of approximately 2.0% to approximately 19.7% of the outstanding Common Shares (calculated based on 14,527,571 total outstanding Common Shares).

3.2 State the designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

As at May 31, 2016, MCM, through the Accounts, owned a total of 2,860,473 Common Shares representing approximately 19.7% of the outstanding Common Shares (calculated based on 14,527,571 total outstanding Common Shares).

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)
the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

MCM, on behalf of the Accounts, has control or direction over 2,860,473 Common Shares, as disclosed above in Item 3.2.

3.5 If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor's securityholdings.

Not applicable.

3.6 If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7 If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Purpose of the Transaction

On May 20, 2016, the Parties entered into the Acquisition Letter outlining the indicative terms of a potential acquisition of Catalyst, which transaction, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transaction contemplated in the Acquisition Letter is subject to a number of material conditions and there can be no assurance that the execution of the Acquisition Letter will result in the consummation of a transaction on the terms set forth in the Acquisition Letter or at all.

The indicative terms include the following:

(a)	Common Shares would be acquired for C$6.00 per share, except those held by the Principal Stakeholders which would be exchanged for interests in a new junior convertible term loan;
(b)	existing credit facilities would have their maturities extended, or be refinanced;
(c)	existing PIK toggle senior secured notes due October 2017 would be exchanged for interests in a new 5-year US$260.5 million term loan;
(d)
KGI would commit to equity investments on or after closing of (i) C$25 million in Catalyst and (ii) C$35 million in a newly formed guarantor of the new term loans entered into as part of the transaction; and

(e)	trade and other obligations would remain unaffected.

In the future, MCM may engage in discussions with Catalyst's board of directors, Catalyst's management, other shareholders of Catalyst, other debt holders of Catalyst, advisors, knowledgeable industry or market observers, potential acquirors of Catalyst and other persons regarding strategic or financing transactions involving Catalyst and/or Catalyst's business, financial performance, operations, governance, management capitalization, financial condition, prospects, strategy or future plans. MCM may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. MCM intends to continuously review the Accounts' investment in Catalyst, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of Catalyst, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Catalyst owned by them, (iii) engage in hedging or similar transactions involving securities relating to Catalyst (or its affiliates or subsidiaries) or the Common Shares, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4.

Notwithstanding anything contained herein, MCM specifically reserve the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), MCM currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Catalyst's business and prospects; other developments concerning Catalyst and its business generally; other business opportunities available to the Accounts; concentration of positions in the portfolios managed by MCM; developments with respect to the business of the Accounts; changes in law and government regulations; general economic conditions and the conditions in the industries served by MCM and Catalyst, respectively; and money and stock market conditions, including the market price of the securities of Catalyst (or its affiliates or subsidiaries); and the MCM's contractual obligations with respect to the Common Shares.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On May 20, 2016, the Parties entered into the Acquisition Letter outlining the indicative terms of a potential acquisition of Catalyst, which transaction, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transaction contemplated in the Acquisition Letter is subject to a number of material conditions and there can be no assurance that the execution of the Acquisition Letter will result in the consummation of a transaction on the terms set forth in the Acquisition Letter or at all.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

See Item 3.1 and Item 4.

Item 7 – Certification

I, Trevor Wiessmann, General Counsel and Chief Compliance Officer of MCM, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

June 9, 2016
Date

(signed) "Trevor Wiessmann"
Signature

Trevor Wiessmann, General Counsel and Chief Compliance Officer
Name/Title